Exhibit 19.1
July 2024

Insider Trading Policy

I.Background
A.The Need for This Policy
The Company’s common stock is publicly traded on the Nasdaq Global Select Market (the “NASDAQ”) under the symbol FORM. One of the principal purposes of the federal securities laws is to prohibit “insider trading.” Insider trading occurs when a person uses material nonpublic information obtained through involvement with the Company to make decisions to purchase, sell, give away, or otherwise trade in the securities of the Company (i.e. FORM stock) or of certain other companies or to provide that information to others outside the Company, who then trade in the securities of the Company or of certain other companies. The prohibitions against insider trading apply to trades, tips and recommendations by virtually any person, including all Company Personnel, if the information involved is “material” and “nonpublic.” The terms “material” and “nonpublic” are defined below.
Insider trading violations are pursued vigorously by the Securities Exchange Commission (the “SEC”) and the U.S. Attorney’s Office and are punished severely. While regulatory authorities most frequently concentrate their efforts on the individuals who trade, or who tip inside information to others who trade, the federal securities laws also impose potential liability on companies and other “control persons” if they fail to take reasonable steps to prevent insider trading by Company Personnel. Insider trading violations can also form the basis for class action lawsuits against a company.
FormFactor’s Board of Directors has adopted this Policy to satisfy the Company’s obligation to prevent insider trading and to help the Company and Company Personnel avoid the severe consequences associated with violations of the insider trading laws. It is important to maintain and continue the Company’s established reputation for integrity and ethical conduct. This Policy is also intended to prevent even the appearance of improper conduct on the part of Company Personnel.
B.The Consequences of Violations of Insider Trading Laws
The consequences of an insider trading violation can be severe, and may include jail time, criminal fines, civil penalties, and civil enforcement actions.
1.Legal Penalties
A person who violates insider trading laws by engaging in transactions in a company’s securities when they are in possession of material nonpublic information can be sentenced to a substantial jail term and required to pay a criminal penalty of several times profits gained or losses avoided.
In addition, a person who tips others may also be liable for transactions by the tippees to whom they have disclosed material nonpublic information. Tippers can be subject to the same penalties and sanctions as the tippees, and the SEC has imposed large penalties even when the tipper did not profit from the transaction.
The SEC can also seek substantial civil penalties from any person who, at the time of an insider trading violation, “directly or indirectly controlled the person who committed such violation,” which would apply to the Company or management and supervisory personnel. Even for violations that result in a small or no profit, the SEC can seek financial penalties from a company or its management and supervisory personnel as control persons.
2.Company-imposed Penalties
Company Personnel who fail to comply with this Policy will be subject to Company-imposed penalties, including dismissal for cause, whether or not their failure to comply results in a violation of law. FormFactor reserves the right to determine, in its own discretion and on the basis of information available to it, whether this Policy has been violated. It is not necessary for the Company to await the filing or conclusion of a civil or criminal action against the alleged violator before taking disciplinary action.
C.The Compliance Officer
The Company has appointed the Chief Legal Officer as the Compliance Officer for this Policy. In addition to pre-clearing trading in accordance with the Policy, the duties of the Compliance Officer, which may be delegated to a member of the Company’s Legal Department, include the following:

•Administering, interpreting, monitoring, and enforcing compliance with the Policy;
•Responding to all inquiries relating to this Policy;
•Designating and announcing special Blackout Periods (as defined below) during which certain individuals may not trade in Company securities;
•Ensuring that this Policy is circulated to and accessible by all Company Personnel;
•Administering, monitoring and enforcing compliance with all applicable federal and state insider trading laws, and assisting in the preparation, filing and maintenance of records related to all required SEC reports relating to insider trading in Company securities;
•Ensuring the Policy is amended as necessary to reflect changes in federal or state insider trading laws;
•Maintaining all records as required by the Policy; and
•Maintaining the accuracy of the lists of Access Individuals (as defined below).

II.Policy
A.General Policy Regarding Insider Trading
Company Personnel who possess or are aware of material nonpublic information relating to the Company may not, directly or through family members or other persons or entities:
•trade in securities of the Company (other than pursuant to a pre-cleared trading plan that complies with SEC Rule 10b5-1 and complies with the requirements set forth under “Rule 10b5-1 Trading Plans” below (a “10b5-1 Plan”)), or engage in any other action to take personal advantage of that material nonpublic information, or
•Pass that material nonpublic information on to others outside the Company, including to family and friends.
For purposes of this Policy, references to “trade” or “trading” include, among other things, the purchases, sales pledges, hedges, loans and gifts of Company securities, as well as other direct or indirect transfers of Company securities.
1.Material Nonpublic Information
It is very important that you understand when information is deemed to be “material” and when information is deemed to be “nonpublic.”
a.“Material Information” is any information that a reasonable investor would consider important in making a decision to buy, hold or sell securities, such as stock. Any information that could be expected to affect the Company’s stock price, whether it is positive or negative, should be considered material. If you are unsure whether information is material, you should consult with the Compliance Officer. Examples of information that ordinarily would be regarded as material include:
•Projections of future earnings or losses or other earnings outlook;
•Earnings, bookings or revenues that are inconsistent with the consensus expectations of the investment community;
•A pending or proposed merger, acquisition or tender offer;
•A pending or proposed acquisition or disposition of a significant asset;
•A change in dividend policy, the declaration of a stock split or an offering of additional securities;
•A change in senior management or the Board of Directors;
•The development of a significant new product or process;
•Impending bankruptcy or the existence of liquidity problems;
•The gain or loss of a significant customer, supplier or contract; and
•Cybersecurity incidents, and breaches.
b.“Nonpublic Information” is any information that has not been widely distributed to the public through, for example, a national news or major financial news service. The fact that information has been disclosed to a few members of the public does not make it public for insider trading purposes. To be “public” the information must have been disseminated in a manner designed to reach investors generally, and the investors must be given the opportunity to absorb the information. For purposes of this Policy, information is considered public, that is, no longer “nonpublic information,” after the close of trading on the second full trading day on the NASDAQ following the Company’s widespread public release of the information. For example, if the Company issues a press release announcing that a new customer has placed a large volume purchase order on a Tuesday after the NASDAQ has closed, then the information in the press release is considered “nonpublic” until after the close of trading on the following Thursday (two days after the press release). If the Company issues the same press release earlier on the same Tuesday when the NASDAQ is open, the information in the press release is still considered “nonpublic” until after the close of trading on the following Thursday. If you are unsure whether information is considered public, you should consult with the Compliance Officer.
2.Third Party Companies
Company Personnel who, in the course of working for the Company, learn of material nonpublic information about a third-party company which has a business relationship with the Company may not trade in that company's securities until the information becomes public or is no longer material. This prohibition on trading includes the buying or selling of securities of third-

party companies that are customers, suppliers, partners, competitors, or other companies with which the Company has contractual relationships or may be negotiating transactions.
3.Transactions by FormFactor
FormFactor will not engage in transactions in Company securities, except in compliance with applicable securities laws.
4.No Exceptions
Transactions that may be necessary or justifiable for personal reasons (such as the need to raise money for an emergency expenditure) are not excepted from this Policy. The securities laws do not recognize such mitigating circumstances, and, in any event, even the appearance of an improper transaction must be avoided to preserve the Company’s reputation for adhering to the highest standards of conduct. This means that if you are in possession of material non-public information, you will not be able to make the decision to sell FORM stock during a closed trading window even in the event of an urgent need for funds.
5.Trading Advice
The Company strongly discourages all Company Personnel from giving trading advice concerning FORM securities to third parties even when they do not possess material nonpublic information relating to the Company.
6. 20-20 Hindsight
Remember, anyone scrutinizing your transactions will be doing so after the fact, with the benefit of hindsight. As a practical matter, before engaging in any transaction involving FORM securities, you should carefully consider how enforcement authorities and others might view the transaction in hindsight. This is the case even if you are conducting the transaction during an open trading window.
B.Disclosure of Company Information to Others
FormFactor is required under Regulation FD of the federal securities laws to avoid the selective disclosure of material nonpublic information. FormFactor has established procedures for releasing material information in a manner that is designed to achieve broad public dissemination of the information immediately upon its release. You may not, therefore, disclose information to anyone outside the Company, including family members and friends, other than in accordance with those procedures. For more information on the procedures applicable to the Company’s disclosure of material nonpublic information, please contact the Compliance Officer.
C.Pre-clearance Procedures for Trading
1.Restricted Individuals and Entities
To help prevent inadvertent violations of the federal securities laws and avoid even the appearance of trading based on inside information, Access Individuals must not engage in any transactions in the Company’s securities without first obtaining pre-clearance from the Compliance Officer or, in the Compliance Officer’s absence, the Chief Financial Officer (“CFO”). Prior to trading any securities of the Company, you should confirm whether you are an Access Individual. For purposes of this Policy, “Access Individuals” means all Company Personnel at the Vice President level and above. Certain other Company Personnel are and may be designated as Access Individuals based on their role. The term Access Individuals also includes Family Members and Controlled Entities (each defined below) of Company Personnel who qualify as Access Individuals. The current list of Access Individuals is maintained on “inFORM” under the Legal Department home page. The Company will amend the Access Individuals list from time to time as necessary to reflect the addition and the resignation, departure or change in status of Access Individuals. Access Individuals must obtain pre-clearance of all trades in Company securities from the Company’s Compliance Officer or, in the Compliance Officer’s absence, the CFO in accordance with the procedures set forth in this Policy.
2.The Pre-clearance Process
Access Individuals may not, directly or indirectly, engage in any transaction in Company securities (including a gift, contribution to a trust, pledge, loan, or similar transactions, but excluding contributions to a charitable or other tax-exempt organization or revocable living trust created by such individual, unless you have reason to believe that the recipient intends to sell the Company Securities while you know or are in possession of material, nonpublic information) without first obtaining pre-clearance of the transaction from the Company. This pre-clearance requirement applies to Company securities held by Access Individuals or other designated Company Personnel.
A request for pre-clearance should be submitted, in writing, to the Compliance Officer at least two days in advance of the proposed transaction. Sales by Access Individuals may also be pre-cleared by the Company’s CFO if the Compliance Officer is absent or unavailable. Neither the Compliance Officer nor CFO is under any obligation to pre-clear a trade as requested and may determine not to pre-clear the trade. The Compliance Officer or CFO will provide written notice of its determination to pre-clear or not pre-clear a trade typically within one business day of receipt of the complete and correct written request. Any proposed trades by the Compliance Officer must be approved by the Company’s Chief Executive Officer (“CEO”) or the CFO. Any proposed trades by the CFO must be approved by the Compliance Officer or the CEO. The Compliance Officer, the CEO or the CFO may consult with the Company’s outside legal counsel, as appropriate.
D.Blackout Periods
1.Quarterly Blackout Periods
The Company’s announcement of quarterly financial results almost always has the potential to have a material effect on the market for the Company’s securities. Therefore, to avoid even the appearance of trading while aware of material nonpublic information, the Company restricts Access Individuals from trading in Company securities for designated periods of time (“Blackout Periods”).
Except as permitted by Section II.E. of this Policy, no Access Individual may trade in the Company’s securities during a quarterly Blackout Period, which is the period beginning on the close of trading on the NASDAQ on the fifteenth (15th) calendar day of the third (3rd) calendar month of the Company’s fiscal quarter and ending on the close of trading on the second (2nd) full trading day on the NASDAQ following the Company’s wide- spread public release of its quarterly or year-end earnings.
2.Special Blackout Periods
The Company may impose special Blackout Periods when certain Company Personnel have knowledge of pending material events or other material non-public information regarding the Company that is anticipated to be disclosed, but has not yet been publicly disclosed. For so long as the event(s) or information remains material and nonpublic, except as permitted by Section II.E. of this Policy, Access Individuals and such other Company Personnel who are designated by the Compliance Officer, together with their respective Family Members and Controlled Entities, may not trade in the Company’s securities. The existence of a special Blackout Period will not generally be announced, other than to those who are aware of the event giving rise to the special Blackout Period or to those whose trades are not generally subject to pre-clearance but who have been designated as subject to the special Blackout Period. Any person made aware of the existence of a special Blackout Period should not disclose its existence to any other person, including third parties.
The failure of the Compliance Officer to designate an individual as being subject to a special Blackout Period does not relieve that individual of the obligation not to trade in the Company’s stock while aware of material nonpublic information.
E.Rule 10b5-1 Trading Plans
Notwithstanding the restrictions and prohibitions on trading the Company’s securities as set forth in this policy, persons subject to this policy statement are permitted to effect transactions in the Company’s securities pursuant to approved trading plans established under Rule 10b5-1 under the Securities Exchange Act of 1934, as amended, including transactions during a closed trading window, in accordance with the requirements and procedures set forth in Appendix A. Rule 10b5-1 requires that these transactions be made pursuant to a plan that was established while the person was not in possession of material, non-public information. Persons seeking to establish a trading plan should submit the 10b5-1 plan for Pre-Clearance prior to initiating such plan.

III.The Scope of This Policy Statement
A.Family Members and Controlled Entities
It is important to remember that this Policy applies both to you and to your Family Members and Controlled Entities, which are defined below.
1.Transactions by Family Members
This Policy and the trading restrictions set forth herein apply to your “Family Members”, which include your spouse, minor children, other individuals who reside with you, and any family members who do not live in your household but whose transactions in Company securities are directed by you or are subject to your influence or control. For example, parents or children who do not reside with you but consult with you before they trade in Company securities would be considered Family Members. You are responsible for the transactions of these Family Members and therefore should make them aware of the need to confer with you before they trade in the Company’s securities.
2.Transactions by Controlled Entities
This Policy and the trading restrictions set forth herein apply to “Controlled Entities”, which include all entities (including corporations, partnerships and trusts) for which you control or share control of investment decisions. For example, if you make or participate in the investment decisions for a venture capital partnership that holds Company securities, this Policy applies to transactions by that venture capital partnership in the Company’s securities. As a result, the venture capital partnership may not distribute Company securities to its general partners during a Blackout Period, unless the recipients agree in writing to hold the securities until a Blackout Period no longer applies to the partnership. If you participate in an investment club with several of your friends, this Policy would apply to any transactions by your investment club, to the extent that you share control of the club’s investment decisions.
B.Transactions Under Company Plans
There are two types of transactions related to Company securities that fall outside the scope of this Policy: (1) exercising stock options granted under an approved Company plan, including the Company’s 2012 Equity Incentive Plan (“Stock Options”) and (2) purchases of shares from the Company under the Company’s Employee Stock Purchase Plan (the “ESPP”).
1.Stock Option Exercises
This Policy does not apply to:
•The exercise of a Stock Option, provided that you do not engage in any market sale for the purpose of generating the cash needed to pay the exercise price of the Stock Option; or
•The exercise of a tax withholding right pursuant to which you elect to have the Company withhold shares subject to a Stock Option to satisfy tax withholding requirements.
This Policy does apply, however, to any sale of stock as part of a broker-assisted cashless exercise of a Stock Option, or any other market sale for the purpose of generating the cash needed to pay the exercise price of a Stock Option. It is important to understand that while the exercise of Stock Options as described above is not subject to this Policy, you cannot sell stock as part of the exercise of that Stock Option without complying with this Policy.
2.Employee Stock Purchase Plan
This Policy does not apply to purchases of Company stock under the ESPP resulting from:
•A periodic contribution of money to the ESPP pursuant to an election made at the time of enrollment in the ESPP;

•Lump sum contributions to the ESPP, provided that you elected to participate by lump sum payment at the beginning of the applicable enrollment period;
•Any enrollment to participate in a new Offering Period (as defined in the ESPP);
•Any increase or decrease to a prior election under the ESPP; or
•Any suspension or withdrawal from participation under the ESPP.
This Policy Statement does apply to your sales of Company stock purchased pursuant to the ESPP.

C.Additional Prohibited Transactions
Finally, there are a number of other transactions in Company securities that are also prohibited under this Policy. The Company considers it improper and inappropriate for Company Personnel to engage in short-term or speculative transactions in the Company’s securities. There are also certain transactions that, while not absolutely prohibited under this Policy, do require pre-clearance from the Compliance Officer. Company Personnel may not engage in any of the transactions listed below, except, and only if the Policy provides that an exception may be considered, with the written pre-clearance of the Compliance Officer.
1.Short Sales
This Policy prohibits short sales of the Company’s securities by all Company Personnel. Short sales of Company securities evidence an expectation on the part of the seller that the securities will decline in value, and therefore signal to the market that the seller has no confidence in the Company or its short-term prospects. Short sales may reduce the seller’s incentive to improve the Company’s performance.
2.Publicly Traded Options
Transactions in puts, calls or other derivative securities, on an exchange or in any other organized market, are prohibited by this Policy. A transaction in options is, in effect, a bet on the short-term movement of Company stock and therefore creates the appearance that the trading is based on material nonpublic information relating to the Company. Transactions in options also may focus the attention of Company Personnel on short-term performance at the expense of the Company's long-term objectives.
3.Hedging Transactions
Company Personnel are prohibited from pledging Company stock in a margin account or otherwise entering into transactions designed to hedge or offset any decrease in the market value of Company stock. Directors and officers are also prohibited from the purchasing of options on Company securities. Certain forms of hedging or monetization transactions, such as zero-cost collars and forward sale contracts, allow a shareholder to lock in much of the value of his or her stock holdings, often in exchange for all or part of the potential for upside appreciation in the stock. These transactions allow Company Personnel to continue to own the covered securities, but without the full risks and rewards of ownership. While hedging transactions can be a useful tool for risk aversion in certain circumstances, such transactions also have the potential to create differences between the objectives of the Company Personnel and the objectives of the Company’s other shareholders.
4.Margin Accounts and Pledges
Company Personnel are prohibited from holding Company securities in a margin account or pledging Company securities as collateral for a loan. Securities held in a margin account may be sold by the broker without the customer’s consent if the customer fails to meet a margin call. Similarly, securities pledged (or hypothecated) as collateral for a loan may be sold in foreclosure if the borrower defaults on the loan. Because a margin sale or foreclosure sale may occur at a time when the pledgor is aware of material nonpublic information or otherwise is not permitted to trade in Company securities.
D.Post-termination Transactions
Please keep in mind that this Policy will continue to impact your ability to trade in Company securities even after you cease providing services to the Company or its subsidiaries. You will continue to be subject to the insider trading laws, including civil and criminal penalties for any violations of such laws, with respect to any trades in the Company’s securities. Specifically, if you are in possession of material nonpublic information when your engagement terminates, you may not trade in Company securities until that information has become public or is no longer material.

IV.Other
A.Company Assistance
Any person who has a question about this Policy or its application to any proposed transaction may obtain additional guidance from the Compliance Officer. Ultimately, however, the responsibility for adhering to this Policy and complying with insider trading laws rests with the individual employee.
B.Reporting of Violations
Any director, officer or employee who violates this Policy or any applicable insider trading laws, or who knows of any violation by any other director, officer or employee, must report the violation immediately to the Compliance Officer. You may also contact FormFactor’s Reporting Helpline using the information described at www.formfactor.com/raisingconcerns. Upon learning of a potential violation, the Compliance Officer, in consultation with the Company’s outside legal counsel, will determine whether the Company should release any material nonpublic information, report the violation to the SEC or other appropriate governmental authority or take any other appropriate steps.
C.Certifications.
All Company Personnel must certify their understanding of and intent to comply with this Policy.

Appendix A
10b5-1 Plan Requirements
The trading restrictions set forth in this Policy do not apply to transactions under a 10b5-1 Plan that meets the following requirements (an “Pre-Cleared 10b5-1 Plan”):
(i)it has been reviewed and pre-cleared by the Compliance Officer at least five days in advance of being entered into (or, if revised or amended, such proposed revisions or amendments have been reviewed and pre-cleared by the Compliance Officer at least five days in advance of being entered into);
(ii)it complies with the requirements of Rule 10b5-1, including:
•it includes a cooling- off period (specified in Rule 10b5-1(c)(ii)(B)) before trades can occur thereunder equal to: (1) for officers and directors of the Company, the later of (x) 90 days after adoption or certain modifications of the Pre-Cleared 10b5-1 Plan and (y) two business days following disclosure of the Company's financial results in a Form 10-Q or Form 10-K for the quarter in which the Pre-Cleared 10b5-1 Plan was adopted; and (2) for all other individuals, 30 days after adoption or modification of the Pre-Cleared 10b5-1 Plan. This required cooling-off period will apply to the entry into a new 10b5-1 Plan and any revision or modification of a 10b5-1 Plan;
•it is entered into in good faith by the individual, and not as part of a plan or scheme to evade the prohibitions of Rule 10b5-1, and at a time when the individual is not in possession of material nonpublic information about the Company;
•for officers and directors of the Company, it includes representations certifying such officer’s or director’s good faith and that they are not in possession of any material nonpublic information;
•it gives a third party the discretionary authority to execute such purchases and sales, outside the control of the person entering into the 10b5-1 Plan, so long as such third party does not possess any material nonpublic information about the Company; or it explicitly specifies the security or securities to be purchased or sold, the number of shares, the prices and/or dates of transactions, or other formula(s) describing such transactions; and
•it is the only outstanding 10b5-1 Plan entered into by the individual (subject to the exceptions set out in Rule 10b5-1(c)(ii)(D)).
To qualify for pre-clearance by the Compliance Officer in accordance with the foregoing, (i) the 10b5-1 Plan may not be submitted for adoption during a Blackout Period; and (ii) the individual seeking to establishing the 10b5-1 Plan must certify in writing to the Compliance Officer that as of the date the 10b5-1 Plan is established: (a) the individual is not in possession of any material nonpublic information concerning the Company; and (b) the 10b5-1 Plan complies with all of the requirements of Rule 10b5-1.
Transactions effected pursuant to a Pre-Cleared 10b5-1 Trading Plan do not require any further pre-clearance at the time of the transaction. Pre-clearance of a 10b5-1 Trading Plan by the Compliance Officer should not be considered approval by the Compliance Officer or the Company of the plan’s compliance with the requirements of Rule 10b5-1. You are solely responsible for ensuring that any 10b5-1 Trading Plan complies with the requirements of Rule 10b5-1. If you are considering entering into, modifying or terminating a Pre-Cleared 10b5-1 Plan or have any questions regarding Approved Rule 10b5-1 Plans, please contact the Compliance Officer. You should consult your own legal and tax advisors before entering into, or modifying or terminating, any 10b5-1 Plan.